October 29, 2018

United States Securities and Exchange Commission
Division of Corporate Finance	via EDGAR Correspondence
100 F Street NE
Washington, D.C. 20549

Attention:  Stacie Gorman and Jennifer Gowetski

RE:                          Dakota Real Estate Investment Trust

Amendment of Offering Statement on Form 1-A POS

SEC File No. 024-10688

Clearance Declaration Request

Dear Ms. Gorman and Ms. Gowetski:

Dakota Real Estate Investment Trust (“Dakota REIT”) requests that the Securities and Exchange Commission (the “SEC”) take such action as is necessary to declare the above referenced Amendment to our Offering Statement qualified as soon as is practicable.

Dakota REIT acknowledges that:

•                  Should the Offering Statement Amendment be declared qualified, such will not foreclose the SEC from taking any action with respect to the Amended Offering Statement;

•                  The declaration of the Offering Statement Amendment as qualified does not relieve Dakota REIT from its responsibilities for the adequacy and accuracy of the disclosures contained in the Offering Circular included in the Offering Statement; and

•                  Dakota REIT may not assert the lack of further comment by SEC staff on the Offering Statement Amendment or the declaration of qualification of the Offering Statement Amendment as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Dakota REIT undertakes to offer and sell shares contemplated by the Amended Offering Statement only in such states where such offering and sale are registered or qualified under applicable state securities laws.  Dakota REIT requests that it be notified of the requested qualification by telephone call or email to its legal counsel, Randy Sparling at (612) 373-8425 and rsparling@felhaber.com.

Very truly yours,
Dakota Real Estate Trust, Inc.

/s/ George Gaukler

George Gaukler
President and Chief Executive Officer

3003 32nd Ave. S. Fargo, ND 58103 / Phone 701-239-6879 / Fax 701-239-3317